April 11, 2011
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com

Jon D. Van Gorp
Direct Tel +1 312 701 7091
Direct Fax +1 312 706 8362
jvangorp@mayerbrown.com

Ms. Julie F. Rizzo Attorney-Advisor Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549-3561

Re:	Westpac Securitisation Management Pty Limited Amendment No. 1 to the Registration Statement on Form S-3 Filed December 8, 2010 File No: 333-166670

Dear Ms. Rizzo:

In this letter, Westpac Securitisation Management Pty Limited (the “Registrant”) responds to the Commission staff’s comment letter dated January 4, 2011 concerning the captioned Registration Statement (the “Comment Letter”).

The Registrant is submitting herewith, electronically via EDGAR, Amendment No. 2 to the captioned Registration Statement on Form S-3.  In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 2, which have been marked to show the changes from the Registration Statement as filed on December 8, 2010.

The Registrant’s responses to the Comment Letter are set forth below.  The responses follow each of the staff’s comments, which are re-typed and italicized below.  Please note that the page references refer to the marked copy of the base prospectus and form of prospectus supplement.  Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

This letter is being submitted on behalf of the Registrant, accordingly, the terms “we”, “us” and “our” in the following responses refer to the Registrant.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Ms. Julie F. Rizzo
April 11, 2011

Prospectus Supplement

Summary of the Notes, page S-3

The Housing Loan Pool, page S-7

1.           We note your response to prior comment 2.  Please revise to disclosure in the summary section the number and percentage of exception loans in the mortgage pool.  Additionally, please revise the “Details of the Housing Loan Pool” section to include similar data regarding low-doc loans, interest-only loans, modified loans and exception loans.

Response

We have revised “Summary of Notes – The Housing Loan Pool” on page S-7 of the prospectus supplement to include disclosure indicating that we will describe the nature of any underlying exception(s) and provide data regarding the number of exception housing loans included in the pool of housing loans to the extent required by Item 1111(a)(8) of Regulation AB.  We have also revised “Details of the Housing Loan Pool” on page S-33 of the prospectus supplement to (i) add similar disclosure regarding low-doc loans and interest-only loans and (ii) include disclosure indicating that we will describe the nature of any underlying exception(s) and provide data regarding the number of exception loans included in the pool of housing loans to the extent required by Item 1111(a)(8) of Regulation AB.

Withholding Tax, page S-8

2.           We note your response to prior comment 3.  We remind you that any security which can be called with 25% or more of the underlying principal outstanding must be titled “Callable.”  Please confirm that you will abide by this and revise your disclosure, as appropriate.

Response

Pursuant to Item 1113(f)(2) of Regulation AB, “any class of securities with an optional redemption or termination feature that may be exercised when 25% or more of the original principal balance of the pool of assets is still outstanding must include the word callable.”  Please note that the securities described in the registration statement are not strictly callable as noteholders owning 75% of the aggregate principal balance of the notes may direct the issuer not the redeem the notes for withholding tax reasons, as disclosed on page S-8 of the prospectus supplement and page 20 of the prospectus.  As such, we do not think it is necessary to label the securities “callable.”

Mayer Brown LLP

Ms. Julie F. Rizzo
April 11, 2011

Risk Factors, Page S-15

3.           Please revise the introductory paragraph to clarify that all material risks are discussed.  If a risk is not deemed material, it should not be referenced.

Response

We have revised the introductory paragraph in “Risk Factors” on page S-15 of the prospectus supplement to clarify that all material risks are discussed.

If you have specific questions you would like to discuss, please do not hesitate to contact me at (312) 701.7091.  Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Jon D. Van Gorp
Jon D. Van Gorp